Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-154173

Pricing Supplement to the Prospectus dated July 6, 2011,

the Prospectus Supplement dated July  6, 2011

and the Prospectus Supplement No.  931 dated July 6, 2011 — No. 974

The Goldman Sachs Group, Inc.
Medium-Term Notes, Series D

$4,550,000
Autocallable Buffered Index-Linked Notes due 2013
(Linked to the Russell 2000® Index)

The notes do not bear interest. The amount that you will be paid on your notes will be based on the performance of the Russell 2000® Index (which we refer to as the index or the underlier), subject to some very significant conditions which are described below.

If, as measured on any call observation date, the closing level of the index is equal to or greater than the initial index level of 726.80 (which is equal to the closing level of the index on the trade date), your notes will be automatically called. The first scheduled call observation date will be September 11, 2012; the second scheduled call observation date will be February 11, 2013; and the final scheduled call observation date, which is also the determination date, will be August 12, 2013 (each call observation date is subject to adjustment). If your notes are automatically called on any call observation date, five business days after such call observation date, we will pay you for each $1,000 face amount of your notes an amount equal to the sum of (i) $1,000 plus (ii) the product of the call premium amount applicable to such call observation date times $1,000. The call premium amount applicable to each call observation date is: (i) 10.83% with respect to the first scheduled call observation date (resulting in a maximum payment of $1,108.30), (ii) 15.00% with respect to the second scheduled call observation date (resulting in a maximum payment of $1,150.00) and (iii) 20.00% with respect to the final scheduled call observation date (which is also the determination date) (resulting in a maximum payment of $1,200.00). As a result of this call feature, the return on your notes is capped and the maximum payment you could receive if your notes are automatically called will depend upon the applicable call premium amount.

If your notes are not automatically called, on the stated maturity date (August 19, 2013, subject to adjustment) for each $1,000 face amount of your notes we will pay you an amount in cash equal to the cash settlement amount. We will determine the cash settlement amount by first calculating the percentage decrease in the index, which we refer to as the index return. The index return will be determined as follows: First, we will subtract the initial index level from the final index level (the closing index level on the determination date, subject to adjustment). Then, we will divide the result by the initial index level and express the resulting fraction as a percentage.

If your notes are not automatically called, the cash settlement amount for each $1,000 face amount of your notes will be an amount in cash equal to:

•	if the index return is not below -25% (the final index level is less than the initial index level but not by more than 25%), $1,000; or

•

if the index return is below -25% (the final index level is less than the initial index level by more than 25%), the sum of (i) $1,000 plus (ii) the product of (a) approximately 1.3333 times (b) the sum of the index return and 25% times (c) $1,000.

Therefore, if the final index level is less than 75% of the initial index level on the determination date, you will receive less than the face amount of your notes on the stated maturity date and you could lose all or a substantial portion of your investment in the notes. If your notes are not automatically called, the maximum payment you could receive with respect to a $1,000 face amount note is $1,000 As a result, you would not receive any return on your investment.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the offered notes found in “Summary Information” on page PS-2 of this pricing supplement and the general terms of the notes found in “General Terms of the Underlier-Linked Autocallable Notes” on page S-61 of the accompanying prospectus supplement no. 931.

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through November 4, 2011. We encourage you to read “Additional Risk Factors Specific to the Underlier-Linked Autocallable Notes” on page S-46 of the accompanying prospectus supplement no. 931 and “Additional Risk Factors Specific to Your Notes” on page PS-9 of this pricing supplement so that you may better understand those risks.

Original issue date (settlement date):	August 11, 2011	Original issue price:	100% of the face amount
Underwriting discount:	0.275% of the face amount	Net proceeds to the issuer:	99.725% of the face amount

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement but prior to the settlement date, at an issue price, underwriting discount and net proceeds that differ from the amounts set forth above.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying prospectus supplements or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Russell 2000® Index is a trademark of Russell Investment Group (“Russell”) and has been licensed for use by The Goldman Sachs Group, Inc. The notes are not sponsored, endorsed, sold or promoted by Russell, and Russell makes no representation regarding the advisability of investing in the notes.

Goldman, Sachs & Co.

Pricing Supplement dated August 4, 2011.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “notes”. Each of the notes, including your notes, has the terms described below. Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated July 6, 2011, as supplemented by the accompanying prospectus supplement, dated July 6, 2011, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc., and references to the “accompanying prospectus supplement no. 931” mean the accompanying prospectus supplement no. 931, dated July 6, 2011, of The Goldman Sachs Group, Inc., to the accompanying prospectus.

This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Underlier-Linked Autocallable Notes” on page S-61 of the accompanying prospectus supplement no. 931. Please note that certain features, as noted below, described in the accompanying prospectus supplement no. 931 are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of prospectus supplement no. 931.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Underlier: the Russell 2000® Index, as published by Russell Investment Group (“Russell”)

Specified currency: U.S. dollars (“$”)

Terms to be specified in accordance with the accompanying prospectus supplement no. 931:

•	type of notes: notes linked to a single underlier

•	exchange rates: not applicable

•	averaging dates: not applicable

•	buffer level: yes, as described below

•	buffer rate: yes, as described below

•	buffer amount: yes, as described below

•	knock-out event: not applicable

•	interest: not applicable

•	coupon: not applicable
•	redemption right or price dependent redemption right: yes, as described below

•	cap level: not applicable

•	contingent minimum return: not applicable

Face amount: each note will have a face amount equal to $1,000; $4,550,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement but prior to the settlement date

Cash settlement amount (on any call payment date): if your notes are automatically called, for each $1,000 face amount of your notes, we will pay you an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of $1,000 multiplied by the call premium amount applicable to the corresponding call observation date

Cash settlement amount (on the stated maturity date): if your notes are not automatically called, for each $1,000 face amount of your notes, we will pay you an amount in cash equal to:

•	if the final underlier level is less than the initial underlier level but greater than or equal to the buffer level, the $1,000 face amount; or

•

if the final underlier level is less than the buffer level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the buffer rate times (iii) the sum of the underlier return plus the buffer amount

Initial underlier level: 726.80 (which is equal to the closing level of the index on the trade date).

Final underlier level: the closing level of the underlier on the determination date, except in the limited circumstances described under “General Terms of the Underlier-Linked Autocallable Notes — Payment of Principal on Stated Maturity Date or Call Payment Dates, if Applicable — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-81 of the accompanying prospectus supplement no. 931 and subject to adjustment as provided under “General Terms of the Underlier-Linked Autocallable Notes — Discontinuance or Modification of an Underlier” on page S-84 of the accompanying prospectus supplement no. 931

Buffer level: 75% of the initial underlier level

Buffer rate: the quotient of the initial underlier level divided by the buffer level, which equals approximately 133.33%

Buffer amount: 25%

Underlier return: the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage

Call observation dates: September 11, 2012, February 11, 2013 and August 12, 2013 (which is also the determination date), each subject to adjustment as described under “General Terms of the Underlier- Linked Autocallable Notes — Payment of Principal on Stated Maturity Date or Call Payment Dates, if Applicable — Call Observation Dates” on page S-78 of the accompanying prospectus supplement no. 931

Call payment dates: September 18, 2012, February 19, 2013 and August 19, 2013, each subject to postponement as described under “General Terms of the Underlier-Linked Autocallable Notes — Payment of Principal on Stated Maturity Date or Call Payment Dates, if Applicable — Call Payment Dates” on page S-76 of the accompanying prospectus supplement no. 931

Call premium amount: 10.83% with respect to the first scheduled call observation date, 15.00% with respect to the second scheduled call observation date and 20.00% with respect to the final scheduled call observation date (which is also the determination date)

Call level: 100% of the initial underlier level

Trade date: August 4, 2011

Settlement date (original issue date): August 11, 2011

Stated maturity date: August 19, 2013, subject to adjustment as described under “General Terms of the Underlier-Linked Autocallable Notes — Payment of Principal on Stated Maturity Date or Call Payment Dates, if Applicable — Stated Maturity Date” on page S-76 of the accompanying prospectus supplement no. 931

Determination date: August 12, 2013, subject to adjustment as described under “General Terms of the Underlier-Linked Autocallable Notes — Payment of Principal on Stated Maturity Date or Call Payment Dates, if Applicable — Determination Date” on page S-76 of the accompanying prospectus supplement no. 931. Because the determination date is also the final scheduled call observation date, on the determination date the notes either will be called (and you will receive the cash settlement amount applicable on the final call payment date) or the notes will not be called (and you will receive the cash settlement amount applicable on the stated maturity date)

No interest: the notes do not bear interest

No listing: the notes will not be listed on any securities exchange or interdealer market quotation system

Redemption: as described under “General Terms of the Underlier- Linked Autocallable Notes — Redemption of Your Notes” on page S-62 of the accompanying prospectus supplement no. 931

Closing level: as described under “General Terms of the Underlier-Linked Autocallable Notes — Special Calculation Provisions — Closing Level” on page S-87 of the accompanying prospectus supplement no. 931

Business day: as described under “General Terms of the Underlier- Linked Autocallable Notes — Special Calculation Provisions — Business Day” on page S-87 of the accompanying prospectus supplement no. 931

Trading day: as described under “General Terms of the Underlier-Linked Autocallable Notes — Special Calculation Provisions — Trading Day” on page S-87 of the accompanying prospectus supplement no. 931

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” on page S-92 of the accompanying prospectus supplement no. 931

Supplemental discussion of federal income tax consequences: you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the underlier, as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-94 of the accompanying prospectus supplement no. 931

There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that treatment other than that described above is more appropriate. For example, the Internal Revenue Service could treat your notes as a single debt instrument subject to special rules governing contingent payment obligations. Please see the discussion on such alternative treatment under “Supplemental Discussion of Federal Income Tax

Consequences — United States Holders — Alternative Treatments” on page S-96 in the accompanying prospectus supplement no. 931

For taxable years beginning after December 31, 2012, a U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its net gains from the sale, redemption or maturity of the notes, unless such net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the notes

ERISA: as described under “Employee Retirement Income Security Act” on page S-100 of the accompanying prospectus supplement no. 931

Supplemental plan of distribution: as described under “Supplemental Plan of Distribution” on page S-101 of the accompanying prospectus supplement no. 931; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $15,000.

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of 0.10% of the face amount.

We will deliver the notes against payment therefor in New York, New York on August 11, 2011, which is the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

Calculation agent: Goldman, Sachs & Co.

CUSIP no.: 38143UXP1

ISIN no.: US38143UXP10

Conflicts of interest: Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table and examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that hypothetical underlier levels on the determination date and the call observation dates could have on the cash settlement amount, assuming all other variables remain constant. No one can predict what the underlier level will be on the determination date and the call observation dates. The underlier level has been highly volatile — meaning that the underlier level has changed substantially in relatively short periods — in the past and its performance cannot be predicted for the future.

Any rate of return you may earn on an investment in the notes may be lower than that which you could earn on a comparable direct investment in the underlier.

The information in the table and examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date or automatically called on one of the call payment dates. If you sell your notes prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples shown below. In addition, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you receive for your notes may be, significantly less than the original issue price. For more information on the value of your notes in the secondary market, see Additional Risk Factors Specific to the Underlier-Linked Autocallable Notes — Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Date of Any Applicable Pricing Supplement (as Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Issue Price” on page S-47 of the accompanying prospectus supplement no. 931 and “Additional

Risk Factors Specific to Your Notes — Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (as Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Is, and the Price You May Receive for Your Notes May Be, Significantly Less Than the Issue Price” on page PS-9 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face amount	$1,000

Buffer level	75% of the initial underlier level

Buffer rate	Approximately 133.33%

Buffer amount	25%

Call level	100% of the initial underlier level

Call premium amount	10.83% for the first scheduled call observation date 15.00% for the second scheduled call observation date 20.00% for the final scheduled call observation date (also the determination date)

Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date or any call observation date

No change in or affecting any of the underlier stocks or the method by which the underlier sponsor calculates the underlier

Notes purchased on original issue date and held to the stated maturity date or automatically called on a call payment date

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable on a call payment date or at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical High, Low and Closing Levels of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The levels in the left column of the table below represent hypothetical final underlier levels on the determination date and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts, as percentages of the face amount of each note, based on the corresponding hypothetical final underlier levels, assuming that the notes have not been automatically called on or prior to the determination date (i.e., on each of the call observation dates on or prior to the determination date the closing level of the underlier has not been equal to or greater than the call level). A hypothetical cash settlement amount of 100.00% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.00% of the face amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level on the Determination Date (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount at Maturity if the Notes Have Not Been Called on or Prior to the Determination Date (as Percentage of Face Amount)
135.00%	N/A
115.00%	N/A
100.00%	N/A
90.00%	100.00%
80.00%	100.00%
75.00%	100.00%
60.00%	80.00%
50.00%	66.67%
40.00%	53.33%
30.00%	40.00%
20.00%	26.67%
0.00%	0.00%

If, for example, the notes have not been automatically called on or prior to the determination date and the final underlier level were determined to be 20.00% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 26.67% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would lose 73.33%

of your investment. In addition, if the final underlier level were determined to be 75.00% of the initial underlier level, the payment amount that we would deliver on your notes at maturity would be 100.00% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and hold them to the stated maturity date, you would receive 100.00% of the face amount of your notes.

The table above assumes that your notes have not been automatically called on or prior to the determination date and reflects hypothetical cash settlements that you could receive on the stated maturity date. If, on the other hand, your notes are automatically called, the cash settlement amount that we would deliver for each $1,000 face amount of your notes on the applicable call payment date would be the sum of $1,000 plus the product of the call premium amount applicable to such call observation date times $1,000. Therefore, you would not benefit from any increase in the closing level of the underlier above the initial underlier level on any call observation date.

The cash settlement amounts shown above are entirely hypothetical; they are based on closing levels of the underlier that may not be achieved on any call observation date (including the determination date) and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. Please read “Additional Risk Factors Specific to the Underlier-Linked Autocallable Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-53 of the accompanying prospectus supplement no. 931.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the United States income tax treatment of the notes, as described elsewhere in this prospectus.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity or on any call payment date and the rate of return on the offered notes will depend on whether the notes are called and the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated July 6, 2011, and “Additional Risk Factors Specific to the Underlier-Linked Autocallable Notes” in the accompanying prospectus supplement no. 931. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (As Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Is, and the Price You May Receive for Your Notes May Be, Significantly Less Than the Issue Price

The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through November 4, 2011. After November 4, 2011, the price at which Goldman, Sachs & Co. would buy or sell notes (if Goldman, Sachs & Co. makes a market) will reflect the value determined by reference to the pricing models, plus our customary bid and asked spread.

In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. In addition, even if our creditworthiness does not decline, the value of your notes on the trade date is significantly less than the original issue price taking into account our credit spreads on that date. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “Additional Risk Factors Specific to the Underlier-Linked Autocallable Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-53 of the accompanying prospectus supplement no. 931.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Underlier-Linked Autocallable Notes — Your Notes May Not Have an Active Trading Market” on page S-52 of the accompanying prospectus supplement no. 931.

You May Lose Your Entire Investment in the Notes

You can lose all or substantially all of your investment in the notes. Assuming your notes are not automatically called earlier, the cash payment on your notes, if any, on the stated maturity date will be based on the performance of the underlier as measured from the initial underlier level of 726.80 to the closing level on the determination date. If the final underlier level for your notes is less than the buffer level, the amount in cash you will receive on your notes on the stated maturity date, if any, will be less than the face amount of your notes. In that case, the rate of decrease in the amount payable on your notes will exceed the rate of decrease in the level of the underlier below the buffer level. Thus, you may lose your entire investment in the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you paid for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. Even if the amount payable on your notes on a call payment date or the stated maturity date, as the case may be, exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Cash Settlement Amount You Will Receive on a Call Payment Date or on the Stated Maturity Date, as the Case May Be, Will be Capped

Regardless of the closing level of the underlier on each of the call observation dates or the determination date, the cash settlement amount you may receive on a call payment date or on the stated maturity date, as the case may be, is capped. Even if the closing level of the underlier on these days exceeds the initial underlier level, causing the notes to be automatically called, the cash settlement amount on a call payment date or on the stated maturity date, as the case may be, will be capped, and on each of those days you will not benefit from any increases in the closing level of the underlier above the initial underlier level on any call observation date. If your notes are not automatically called, the maximum payment you could receive on the stated maturity date with respect to the $1,000 face amount is $1,000. As a result, you would not receive any return on your investment.

The Cash Settlement Amount You Will Receive on a Call Payment Date or on the Stated Maturity Date is Not Linked to the Closing Level of the Underlier at Any Time Other Than on the Applicable Call Observation Date or the Determination Date, as the Case May Be

The payment amount you will receive on a call payment date or on the stated maturity date will be based only on the closing level of the underlier on the applicable call observation date or the determination date. Therefore, for example, if the closing level of the underlier dropped precipitously on a call observation date or on the determination date, the payment amount for the notes would be significantly less than it would otherwise have been had the payment amount been linked to the closing level of the underlier prior to such drop. Although the actual closing level of the underlier on the call payment dates, stated maturity date or at other times during the life of the notes may be higher than the closing level of the underlier on the call observation dates or the determination date, you will not benefit from the closing levels of the underlier at any time other than on the call observation dates or on the determination date.

If the Final Underlier Level is Less Than the Buffer Level on the Determination Date, the Return on Your Note Will Be Negative and You May Lose All or a Significant Portion of Your Investment in the Notes

If your notes are not automatically called earlier, you may lose all or a significant amount of your investment in the notes if the closing level of the underlier decreases by more than 25% from the trade date to the determination date. The cash settlement amount, if any, you will receive at maturity will depend on the closing level of the underlier on only the determination date; you may receive significantly less than the principal amount of your notes regardless of the closing level of the underlier on any other day. You will receive the face amount of your notes at maturity only if the final underlier level is greater than or equal to the buffer level (assuming your notes have not been earlier called). Thus, depending on the final underlier level, you could lose a substantial portion, and perhaps all, of your investment in the notes.

Your Notes Are Subject to Automatic Redemption

We will call and automatically redeem all, but not part, of your notes on a call payment date, if the closing level of the underlier on the corresponding call observation date is greater than or equal to the call level. Therefore, the term for your notes may be reduced to a term of approximately thirteen months after the original issue date. You may not be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are called prior to maturity.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement but prior to the settlement date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the proper Federal income tax treatment of an instrument such as your notes that are currently characterized as pre-paid derivative contracts, and any such guidance could adversely affect the tax treatment and the value of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired an instrument such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences” on page S-94 of the accompanying prospectus supplement no. 931. You should consult your own tax adviser about this matter. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-94 of the accompanying prospectus supplement no. 931 unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

THE UNDERLIER

The Russell 2000® Index is an index calculated, published and disseminated by Russell Investment Group (“Russell”), and measures the composite price performance of stocks of 2,000 companies incorporated in the U.S., its territories and certain “benefit-driven incorporation countries.”

As of July 11, 2011, the 2,000 companies included in the Russell 2000 Index were divided into nine sectors. The sectors include: Consumer Discretionary (14.78%), Consumer Staples (2.90%), Energy (6.68%), Financial Services (21.43%), Health Care (12.70%), Materials & Processing (7.16%), Producer Durables (14.09%), Technology (15.96%) and Utilities (4.30%). (Sector designations are determined by the underlier sponsor using criteria it has selected or developed. Underlier sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different underlier sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.)

The above information supplements the description of the underlier found in the accompanying prospectus supplement no. 931. For the description relating to the underlier, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see “Russell 2000® Index” on page A-18 of the accompanying prospectus supplement no. 931.

Historical High, Low and Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier. We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. In light of the increased volatility currently being experienced by the financial services sector and U.S. and global securities markets, and recent market declines, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes. Assuming the notes were not automatically called prior to the determination date, during the period from January 2, 2008 through August 4, 2011, there were 401 24-month periods, the first of which began on January 2, 2008 and the last of which ended on August 4, 2011. In none of such 401 24-month periods the closing level of the underlier on the final date of such period has fallen below 75.00% of the closing level of the underlier on the initial date of such period. Therefore, during 0% of such 24-month periods, if you had owned notes with terms similar to these notes, you may have received less than the face amount of such notes at maturity. (We calculated these figures using fixed 24-month periods and did not take into account holidays or non-business days.)

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. The actual performance of the underlier over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

The table below shows the high, low and final closing levels of the underlier for each of the four calendar quarters in 2008, 2009, 2010 and the first three calendar quarters of 2011 (through August 4, 2011). We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Closing Levels of the Underlier

	High	Low	Close
2008
Quarter ended March 31	753.55	643.97	687.97
Quarter ended June 30	763.27	686.07	689.66
Quarter ended September 30	754.38	657.72	679.58
Quarter ended December 31	671.59	385.31	499.45

2009
Quarter ended March 31	514.71	343.26	422.75
Quarter ended June 30	531.68	429.16	508.28
Quarter ended September 30	620.69	479.27	604.28
Quarter ended December 31	634.07	562.40	625.39

2010
Quarter ended March 31	690.30	586.49	678.64
Quarter ended June 30	741.92	609.49	609.49
Quarter ended September 30	677.64	590.03	676.14
Quarter ended December 31	792.35	669.45	783.65

2011
Quarter ended March 31	843.55	773.18	843.55
Quarter ended June 30	865.29	777.20	827.43
Quarter ending September 30 (through August 4, 2011)	858.11	726.80	726.80

VALIDITY OF THE NOTES

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated July 18, 2011, which has been filed as an exhibit to a Current Report on Form 8-K filed by The Goldman Sachs Group, Inc. on July 18, 2011.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying prospectus supplements, the accompanying prospectus in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying prospectus supplements and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying prospectus supplements and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

Summary Information	PS-2
Conflicts of interest	PS-5
Hypothetical Examples	PS-6
Additional Risk Factors Specific to Your Notes	PS-9
The Underlier	PS-12
Validity of the Notes	PS-13

Prospectus Supplement no. 931 dated July 6, 2011
Summary Information	S-3
Hypothetical Returns on the Underlier-Linked Autocallable Notes	S-24
Additional Risk Factors Specific to the Underlier- Linked Autocallable Notes	S-46
General Terms of the Underlier-Linked Autocallable Notes	S-61
Use of Proceeds and Hedging	S-92
Supplemental Discussion of Federal Income Tax Consequences	S-94
Employee Retirement Income Security Act	S-100
Supplemental Plan of Distribution	S-101
The Underliers	A-1
Euro STOXX 50® Index	A-2
FTSE® 100 Index	A-7
MSCI EAFE Index	A-11
Russell 2000® Index	A-18
S&P 500® Index	A-23

Prospectus Supplement dated July 6, 2011
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-26
Employee Retirement Income Security Act	S-27
Supplemental Plan of Distribution	S-28
Validity of the Notes	S-29

Prospectus dated July 6, 2011
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities	97
Considerations Relating to Securities Issued in Bearer Form	98
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	136
Conflicts of Interest	138
Employee Retirement Income Security Act	139
Validity of the Securities	140
Experts	140
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	141

$4,550,000

The Goldman Sachs Group, Inc.

Autocallable Buffered Index-Linked

Notes due 2013

(Linked to the Russell 2000® Index)

Medium-Term Notes,

Series D

Goldman, Sachs & Co.